UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ECC CAPITAL CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

26826 M 10 8 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26826 M 10 8	SCHEDULE 13G

1	NAME OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

STEVEN G. HOLDER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

17,456,549 (1)
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

17,456,549 (1)
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,456,549 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.29% (based on the number of shares of common stock outstanding as of December 31, 2006)
12	TYPE OF REPORTING PERSON (See Instructions)

IN

(1)	The reporting person’s beneficial ownership is reported as of December 31, 2006, and includes:
•	591,539 shares of common stock held by the Holder Family Limited Partnership, L.P., of which the reporting person is the general partner.
*	The reporting person disclaims beneficial ownership in the shares held by such partnership except to the extent of the reporting person’s pecuniary interest in shares held by the partnership.

Page 2 of 5 pages

Item 1.	(a)	Name of Issuer:

ECC CAPITAL CORPORATION

	(b)	Address of Issuer’s Principal Executive Offices:

1733 Alton Parkway, Suite 250 Irvine, California 92606

Item 2.	(a)	Name of Person Filing:

STEVEN G. HOLDER

	(b)	Address of Principal Business Office:

1733 Alton Parkway, Suite 250 Irvine, California 92606

	(c)	Citizenship:

United States of America

	(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

	(e)	CUSIP Number:

26826 M 10 8

Item 3.	Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

NOT APPLICABLE

Page 3 of 5 Pages

Item 4.	Ownership.

(a) Amount beneficially owned: 17,456,549 (1)

(b) Percent of class: 17.29 (based on the number of shares of common stock outstanding as of December 31, 2006)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 17,456,549 (1)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition: 17,456,549 (1)

(iv) Shared power to dispose or to direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class:

NOT APPLICABLE

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group:

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group:

NOT APPLICABLE

Item 10.	Certification:

NOT APPLICABLE

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

/s/ STEVEN G. HOLDER
STEVEN G. HOLDER

Page 5 of 5 pages